82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

02034400

SUPPL

May 16, 2002

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING TO RAISE UP TO $1,000,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company intends to raise up to $1,000,000 by way of a non-brokered private placement through the sale of a combination of flow-through shares at a price of $0.15 per share and non-flow-through units at a price of $0.125 per unit. Each non flow-through unit consists of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.20 per share. A 7% finder's fee may be paid on part of the financing.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Raymond A. Hrkac, President

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